VIA EDGAR

October 5, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn.:	Steve Lo
Kimberly Calder
Liz Packebusch
Timothy S. Levenberg

Re:	GLOBAVEND HOLDINGS LIMITED Withdrawal of Request for Acceleration
File No. 333-274166 Registration Statement on Form F-1, as amended

Ladies and Gentlemen:

R.F. Lafferty & Co., Inc., acting as representative of the underwriters, respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on October 3, 2023, which requested that the above-referenced Registration Statement become effective on October 5, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned is no longer requesting that such Registration Statement be declared effective at this specific date and time and the undersigned hereby formally withdraws such request for acceleration.

Very truly yours,

R.F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer